Exhibit 99.1

Jaguar Mining Announces the Availability of 2012 Audited Financial Statements

JAG - TSX/NYSE

BELO HORIZONTE, Brazil, March 22, 2013 /CNW/ - Jaguar Mining Inc. ("Jaguar" or the "Company") (JAG: TSX/NYSE) today announced the availability of its audited financial statements for the year ended December 31, 2012.  The annual financial statements were filed on SEDAR and EDGAR on March 22, 2013.  These financial statements, along with the related notes, can also be viewed at the investor relations page of the Company's website at www.jaguarmining.com.  A hard copy of the financial statements and the Company's annual report can be obtained free of charge by sending a request via email to ir@jaguarmining.com or by calling 1-647-494-5JAG (5524).

About Jaguar Mining

Jaguar is a junior gold producer in Brazil with operations in a prolific greenstone belt in the state of Minas Gerais and owns the Gurupi Project in Northern Brazil in the state of Maranhão. The Company also owns additional mineral resources at its approximate 210,000-hectare land base in Brazil. Additional information is available on the Company's website at www.jaguarmining.com.

SOURCE: Jaguar Mining Inc.

%CIK: 0001333849

For further information:

Company Contacts

Roger Hendriksen
Vice President, Investor Relations
603-410-4888
rhendriksen@jaguarmining.com

Valéria Rezende DioDato
Director of Communication
011-55-31-4042-1249
valeria@jaguarmining.com

CO: Jaguar Mining Inc.

CNW 17:29e 22-MAR-13